[Letterhead of Davis Polk & Wardwell LLP]

August 23, 2010

VIA EDGAR

Robert Errett

Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	El Paso Electric Company
August 17,2010
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 001-14206

Dear Mr. Errett:

This will confirm our telephone conversation in which I undertook, on behalf of our client El Paso Electric Company, to submit a written response to your recent inquiry no later than September 17, 2010. Our client needs some time to coordinate the responses with the Chairmen of the Nominating and Compensation Committees and with the Board’s outside compensation consultants. It is difficult to contact those individuals at this time because of end-of-summer vacations.

Sincerely,

/s/ Daniel G. Kelly, Jr.
Daniel G. Kelly, Jr.
Davis Polk & Wardwell LLP

cc:	Mary Kipp
Senior Vice President and General Counsel